CARDERO RESOURCE CORP. Suite 1901 - 1177 West Hastings St. Vancouver, BC, Canada, V6E 2K3 Phone: 604-408-7488 ● Fax: 604-408-7499 Web Site: www.cardero.com

NEWS RELEASE

CARDERO HOLDS CONFERENCE CALL

May 20, 2004

Trading Symbols: TSX-Ven.CDU

FSX.CR5

FOR IMMEDIATE RELEASE - Vancouver, B.C.....Cardero Resource Corp. (the “Company” or “Cardero”) is pleased to provide the final details and dial-in number for conference call as announced in the Company’s news release of May 19, 2004.

The conference call will be held on Wednesday, May 26, 2004 at 8:15 a.m. PST. The Company’s President, Henk Van Alphen will chair the call and provide a summary of yesterday’s news release regarding the Baja California IOCG Project option/JV with Anglo American Mexico S.A. de C.V. (“Anglo”) in Baja California Norte, Mexico.  Mr. Van Alphen will also briefly update Cardero’s other projects which will be followed by a question and answer period.

Conference Call Instructions & Dial-In Numbers:

Dial in number(s):

403-232-6311 Calgary (International callers to use this number)

780-424-5694 Edmonton

604-899-1159 Vancouver

416-883-0139 Toronto

613-212-4230 Ottawa

514-395-2055 Montreal

North American Toll Free dial in number: 1-888-458-1598

Participants pass code:  35178#

Instructions for asking questions during the Question and Answer period are as follows:

To ask a question

Press 1

To exit question queue

Press #

If you have any questions or require additional information please contact Cardero’s offices.

On behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Henk van Alphen”, President

For further information contact:

Henk Van Alphen, President

Phone:  (604) 408-7488 / Fax:  (604) 408-7499

Email:   hvanalphen@cardero.com

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of  the content of this Press Release which has been prepared by management.